82-00913

RECEIVED

2006 DEC 12 A 10:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

06019124

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 28 November 2006

SUPPL

Dear Sir

J Sainsbury Announces: Notification of reportable interest in the company of 4.10 %

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 28th November 2006.

PROCESSED
DEC 15 2006
THOMSON
FINANCIAL

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc
28 November 2006

J Sainsbury plc received notification on 27 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.10 per cent instead of 3.80 per cent previously reported.

End

J Sainsbury plc
28 November 2006

J Sainsbury plc received notification on 27 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.10 per cent instead of 3.80 per cent previously reported.

End

J Sainsbury plc
28 November 2006

J Sainsbury plc received notification on 27 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.10 per cent instead of 3.80 per cent previously reported.

End

J Sainsbury plc
28 November 2006

J Sainsbury plc received notification on 27 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.10 per cent instead of 3.80 per cent previously reported.

End

J Sainsbury plc
28 November 2006

J Sainsbury plc received notification on 27 November 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together have increased their reportable interest in the Company.

As a result their reportable interest is now 4.10 per cent instead of 3.80 per cent previously reported.

End